Mail Stop 3010 September 10, 2009

Jerry Pascucci, President and Director
Citigroup Diversified Futures Fund L.P.
c/o Citigroup Managed Futures LLC
731 Lexington Avenue - 25th Fl.
New York, New York 10022

Re: Citigroup Diversified Futures Fund L.P.
Form 10-K
Filed March 31, 2009
File No. 000-50718

Dear Mr. Pascucci:

We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for year ended December 31, 2008

Item 1. Business, page 2

1. Please tell us the allocation by sector of total partnership assets as of the end of
the fiscal year. We note that your MD&A disclosure includes the allocation to
each trading advisor, but the overall mix of assets in your portfolio is not clear.
Confirm that you will include similar disclosure in future filings.

2.   Please describe to us the regulatory provisions applicable to your business.
        Discuss any position limits that the CFTC imposes on related agricultural
        products and those that may be imposed on energy commodities. Describe any
        additional position limits imposed by the exchanges. Please disclose any related
        risks in the Risk Factors section. Confirm that you will provide similar disclosure
        in future filings.

Item 1A. Risk Factors, page 6

3.   We note your disclosure that pending legislation could limit trading by
        speculators in futures markets and that other potentially adverse regulatory
        initiatives could develop suddenly and without notice. Please provide us with a
        more specific description of any current or proposed limits and discuss how such
        limits would impact your trading strategy. Confirm that you will provide similar
        disclosure in future filings.

Part II

Item 6. Selected Financial Data, page 22

4.   Please tell us net asset value on a per unit basis as of the end of each period
        presented. Confirm that you will provide similar disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 22

Overview, page 22

5.   Please explain how the allocation of assets among advisors is determined, how the
        General Partner can modify those allocations and how the General Partner can
        appoint or remove an advisor. Confirm that you will provide similar disclosure in
        future filings.

6.   For each trading advisor, please clearly disclose whether its trading system is
        discretionary or systematic.

7.   Please identify and briefly describe the four other distinct Graham trading
        programs to which the Multi-Trend program allocates assets. Provide this
        disclosure in future filings and tell us how you plan to comply.

8.   Please tell us, if known, the sector allocation by percentage for each of the trading
        advisor funds where you have invested as of the end of the last fiscal year. Tell us
        what consideration you have given to including this information in your filing.

Liquidity, page 27

9.   Please tell us whether you have been subject to margin calls. If so, quantify the
        amount of such margin calls in your most recent three fiscal years and confirm
        that you will provide similar disclosure, if material, in your future filings.

Capital Resources, page 29

10.   Please explain how redemptions are funded. Clarify how the Partnership obtains
        the cash needed for redemption payments and, to the extent the Partnership
        liquidates positions to fund redemptions, please explain how the General Partner
        decides which positions to liquidate. Confirm that you will provide similar
        disclosure in future filings.

Results of Operations, page 29

11.   We note that you have disclosed net trading gain through investments in the
        Funds on an aggregate basis. Please tell us the net trading gain realized from each
        Fund separately and tell us what consideration you have given to including this
        information in the Results of Operations disclosure.

12.   To the extent that changes in the Partnership's net asset value reflect material
        changes in interest income, please describe to us the impact and reasons for
        changes in your interest income. Confirm that you will provide similar disclosure
        in future filings.

The Partnership's Trading Value at Risk in Different Market Sectors, page 34

13.   Please describe to us in more detail the information conveyed in the tables under
        this heading. It appears that the first two tables reflect the total portfolio value at
        risk while the remaining tables reflect each Fund's total value. Also, please tell us
        why you have not included value at risk information for JWH. Confirm that you
        will provide similar clarification in future filings.

Part III, page 33
Item 10. Directors, Executive Officers and Corporate Governance, page 34

14.   In future filings, please revise to provide Item 401 disclosure for the executive
        officers and directors of your General Partner. Refer to the definitions of
        "director" and "executive officer" in Rule 405 of the Securities Act. In addition,
        please revise Item 12 to disclose the shares beneficially owned by these
        individuals, as required by Item 403 of Regulation S-K. Please tell us how you
        intend to comply.

Part IV, page 36
Item 15. Exhibits, Financial Statement Schedules, page 36

15. We note that you incorporate exhibits by reference by indicating that the documents were "previously filed." In future filings, please specifically identify the prior filing or submission in accordance with Item 10(d) of Regulation S-K. Please also supplementally provide us with this information for all material contracts that are included as exhibits to this Form 10-K.

16. Please file, or incorporate by reference as applicable, all exhibits required by Item 601 of Regulation S-K. For example only, we note that you have not filed or incorporated by reference the management agreements entered into with Drury Capital, Inc., Willowbridge Associates, Inc., Graham Capital Management, or John W. Henry & Company, Inc. Please include these documents in future filings in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe it is not applicable.

Signatures, page 40

17. Please confirm that Jennifer Magro is also your principal accounting officer or controller.

Form 10-Q for the quarter ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2

18. The required certifications must be in the exact form prescribed and the wording of the required certifications may not be changed in any respect. We note, in paragraph 4(d), you omitted the parenthetical: "(The registrant's fourth fiscal quarter in the case of an annual report)." In future filings please ensure that the certifications are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Stacie Gorman at (202) 551-3585 or me (202) 551-3785 at with any other questions.

Sincerely,

Karen Garnett
Assistant Director